Law Offices	May 11, 2015

One Logan Square, Ste. 2000	VIA E-MAIL
Philadelphia, PA
19103-6996	Pamela Long
Assistant Director
(215) 988-2700 phone	Division of Corporation Finance
(215) 988-2757 fax	U.S. Securities & Exchange Commission
www.drinkerbiddle.com	100 F Street, NE
Washington, D.C. 20549
CALIFORNIA
DELAWARE	Re: Lime Energy Co.
ILLINOIS	Form PRE 14C
NEW JERSEY	Filed April 14, 2015
NEW YORK	File No. 1-16265
PENNSYLVANIA
WASHINGTON D.C.	Dear Ms. Long,
WISCONSIN

On behalf of our client, Lime Energy Co., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter sent to Colleen Brennan, the Company’s Chief Financial Officer, dated May 1, 2015, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Preliminary Information Statement on Schedule 14C filed on April 14, 2015.

The numbered paragraph in italics below sets forth the Staff’s comment together with our response.

General

1.              We note your disclosure regarding your Agreement and Plan of Merger with Enerpath International Holding Company. Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A. Additionally, it appears that incorporation by reference is inappropriate for disclosure of information regarding EnerPath, including financial statements, as EnerPath does not appear to meet the requirements for use of Form S-3. Please see Note D and Item 14(e) of Schedule 14A and General Instruction C to Form S-4.

Response: The Company is revising the disclosure contained in the information statement as described above and will file a revised preliminary information statement on Schedule PRE 14C.

In addition, the Company’s acknowledges and agrees that:

• the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Established 1849	• Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 215-988-2880 with any questions or further comments you may have or if you wish to discuss the above.

Sincerely,

/s/ Stephen Burdumy

Stephen Burdumy

cc: VIA E-MAIL
David Korvin, SEC Staff Attorney
Colleen Brennan